Exhibit 10.2

TRANSITION AGREEMENT

This Transition Agreement (this “Agreement”), dated June 12, 2020 (the “Execution Date”), confirms the following understandings and agreements between Ingersoll Rand Inc. (formerly known as Gardner Denver Holdings, Inc.) (the “Company”) and Emily Weaver (hereinafter referred to as “you” or “your”).

In consideration of the promises set forth herein, you and the Company agree as follows:

1.            Termination of Employment; Transition Period.

(a)         Your employment and all directorships with the Company and its direct and indirect parent(s), subsidiaries and affiliates (collectively with the Company, the “Company Group”) will terminate on the date mutually agreed upon by the parties hereto, which is no later than June 30, 2020 (the “Termination Date”). After the Termination Date, you will not represent yourself as being an employee, officer, agent or representative of the Company or any other member of the Company Group.

(b)          Effective as of the Execution Date, your offer letter, dated October 3, 2019, which sets forth the terms of your employment with the Company (the “Offer Letter”) shall be terminated and of no further force and effect, except that Section 12 of the Offer Letter (related to certain indemnification obligations of the Company) shall continue in effect after the Execution Date in accordance with its terms and such Section 12 is hereby incorporated by reference into this Agreement. The parties hereby agree that you are not required to repay all or any portion of the signing bonus that was paid to you pursuant to Section 2 of the Offer Letter.

(c)          During the period commencing on the Execution Date and ending on your Termination Date (the “Transition Period”), (i) you will continue to serve as the Company’s Senior Vice President and Chief Financial Officer (“CFO”) until June 15, 2020 (at which time you will resign as the CFO), and (ii) thereafter until your Termination Date, you will continue to serve in a full-time capacity as an advisor to the Company’s new CFO (and will hold no other titles or positions with the Company or any other member of the Company Group) and will provide such transitional services as may be requested from time to time by the new CFO or the Company’s Chief Executive Officer.

(d)          During the Transition Period, you will work at the offices of the Company at which you were principally employed prior to the Execution Date (or continue to work remotely per the Company’s on-site work policies), continue to be paid a base salary at the rate of $575,000 per year and continue to participate in all employee benefit plans of the Company on the same basis as such plans were made available to you immediately prior to the Execution Date (except as otherwise provided herein).

(e)          You currently hold options (“Options”) to purchase shares of the Company’s common stock (“Common Stock”), restricted stock units that will be settled in Common Stock (“RSUs”) and performance stock units (“PSUs”) that will be settled in Common Stock. During the Transition Period, your Options, RSUs and PSUs will remain outstanding and continue to vest in accordance with their terms.

2.            Voluntary Termination of Employment Prior to the End of the Transition Period. Notwithstanding anything to the contrary herein, unless the Company agrees otherwise, if you voluntarily terminate your employment prior to the expiration of the Transition Period (a “Voluntary Termination”), you will be entitled to any accrued but unpaid base salary, vacation pay, unpaid business expense reimbursements (subject to the requirements set forth in Section 3(a)(iii) below), or any other unpaid, promised wages that were incurred prior to the date of your Voluntary Termination, and you will have no further rights to any then unpaid payments or benefits under Section 1 above or Section 3 below, but the release in Section 4 below will remain in full force and effect. In the event of your Voluntary Termination, your Options, RSUs and PSUs will cease vesting and the unvested portion of your Options, RSUs and PSUs will be forfeited for no consideration as of the date of your termination, and the vested portion of your Options will remain exercisable in accordance with the terms of such equity awards as applicable to a voluntary termination of employment by you (without good reason and other than for your retirement).

3.          Separation Payments and Benefits.

(a)          In addition to any accrued but unpaid base salary, vacation pay, and any other promised wages due and payable to you following your Termination Date, and provided that (i) your employment is terminated at the end of the Transition Period as described in Section 1 above (and not pursuant to your Voluntary Termination pursuant to Section 2 above), (ii) you execute, deliver and do not revoke this Agreement pursuant to Section 20 below and (iii) you execute, deliver and do not revoke the release agreement attached as Exhibit A hereto (the “Second Release Agreement”) within thirty (30) days after the Termination Date, you will be entitled to the following payments and benefits, subject to your continued compliance with the provisions of this Agreement, including but not limited to Sections 10 through 13 below:

(i)           You will be provided with the severance payments and benefits as determined in accordance with Schedule I attached hereto and payable in accordance with the terms therewith.

(ii)          Your Options, RSUs and PSUs will be treated in accordance with the terms set forth in Schedule I attached hereto (the “Equity Treatment”).

(iii)        The Company will reimburse you for reasonable and customary business expenses incurred prior to the Termination Date pursuant to the terms of the Company’s business expense policy, provided that you submit a completed expense reimbursement form and supporting documentation no later than thirty (30) days following the Termination Date.

(b)         You acknowledge and agree that the payments and other benefits provided pursuant to Section 1 above and this Section 3 (or pursuant to Section 2 above in the event of your Voluntary Termination) are in full discharge of any and all liabilities and obligations of the Company or any other member of the Company Group to you, monetarily or with respect to employee benefits or otherwise, including but not limited to any and all obligations arising under the Offer Letter, any alleged written or oral employment agreement, policy, plan or procedure of the Company or any other member of the Company Group and/or any alleged understanding or arrangement between you and the Company or any other member of the Company Group (other than claims for accrued and vested benefits under an employee benefit, insurance, retirement or pension plan of the Company or any other member of the Company Group (excluding any employee benefit plan providing severance or similar benefits), subject to the terms and conditions of such plan(s)).

4.            Release and Waiver of Claims.

(a)         As used in this Agreement, the term “claims” will include all claims, covenants, warranties, promises, undertakings, actions, suits, causes of action, obligations, debts, accounts, attorneys’ fees, judgments, losses and liabilities, of whatsoever kind or nature, in law, equity or otherwise.

(b)          For and in consideration of the payments and benefits described in Sections 1 through 3 above, and other good and valuable consideration, you, for and on behalf of yourself and your heirs, administrators, executors and assigns, effective as of the date you execute this Agreement, do fully and forever release, remise and discharge the Company, and any other member of the Company Group, together with their respective current and former officers, directors, partners, members, shareholders, fiduciaries, counsel, employees and agents (collectively, and with the Company, the “Company Parties”) from any and all claims whatsoever up to the date you execute this Agreement which you had, may have had, or now have against the Company Parties, for or by reason of any matter, cause or thing whatsoever, including any claim arising out of or attributable to your employment or the termination of your employment with the Company, whether for tort, breach of express or implied employment contract, intentional infliction of emotional distress, wrongful termination, unjust dismissal, defamation, libel or slander, unpaid wages, or under any federal, state or local law dealing with discrimination based on age, race, sex, national origin, handicap, religion, disability, sexual orientation, sickle cell or other hemoglobin C trait, genetic information or testing, AIDS/HIV status, military status, membership of the National Guard of any state, or any other category or class protected by applicable law. This release of claims includes, but is not limited to, all claims arising under the Age Discrimination in Employment Act (“ADEA”), Older Workers Benefit Protection Act, Title VII of the Civil Rights Act, the Americans with Disabilities Act, the Civil Rights Act of 1991, the Family Medical Leave Act and the Equal Pay Act, each as may be amended from time to time, and all other federal, state and local laws, the common law and any other purported restriction on an employer’s right to terminate the employment of employees. In North Carolina, such state law claims include, but are not limited to, claims under the North Carolina Equal Employment Practices Act (EEPA), N.C. Gen. Stat. § 143-422.1, et seq., Persons with Disabilities Protection Act (PDPA), N.C. Gen. Stat. § 168A-1, et seq., and Retaliatory Employment Discrimination Act (REDA), N.C. Gen. Stat. §§ 95-240 et seq. The parties intend the release contained herein to be a general release of any and all claims to the fullest extent permissible by law.

(c)          You acknowledge and agree that as of the date you execute this Agreement, you have no knowledge of any facts or circumstances that give rise or could give rise to any claims under any of the laws listed in the preceding Section 4(b).

(d)          By executing this Agreement, you specifically release all claims relating to your employment and its termination under the ADEA, a United States federal statute that, among other things, prohibits discrimination on the basis of age in employment and employee benefit plans.

(e)         Notwithstanding the foregoing, nothing in this Agreement shall be a waiver of: (i) your rights with respect to payment of amounts under this Agreement, (ii) your right to benefits due to terminated employees under any employee benefit plan of the Company or any other member of the Company Group in which you participate (excluding the Offer Letter and any severance or similar plan or policy), in accordance with the terms thereof (including your rights to elect COBRA coverage), (iii) any claims that cannot be waived by law including, without limitation your right to file a charge with or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, the U.S. Department of Labor, or any other state or federal agency, or claims under the ADEA that arise after the date of this Agreement or (iv) your right of indemnification as provided by, and in accordance with the terms of, the Company’s certificate of incorporation or by-laws or a Company directors and officers liability policy providing such coverage, as any of such may be amended from time to time.

(f)          You acknowledge and agree that by virtue of the foregoing, you have waived any relief available to you (including without limitation, monetary damages, equitable relief and reinstatement) under any of the claims and/or causes of action waived in this Section 4. Therefore you agree that you will not accept any award or settlement from any source or proceeding (including but not limited to any proceeding brought by any other person or by any government agency) with respect to any claim or right waived in this Agreement, except where such waiver is prohibited by law.

5.            Knowing and Voluntary Waiver. You expressly acknowledge and agree that you:

(a)           Are able to read the language, and understand the meaning and effect, of this Agreement;

(b)          Have no physical or mental impairment of any kind that has interfered with your ability to read and understand the meaning of this Agreement or its terms, and that you are not acting under the influence of any medication, drug or chemical of any type in entering into this Agreement;

(c)          Are specifically agreeing to the terms of the release contained in this Agreement because the Company has agreed to your continued employment during the Transition Period as described in Section 1 above and to provide you the severance payments and benefits (as set forth on Schedule I attached hereto), the Equity Treatment and such other payments and benefits set forth on Schedule I and described in Section 3 above (collectively, the “Consideration”), which the Company has agreed to provide because of your agreement to accept it in full settlement of all possible claims you might have or ever had, and because of your execution of this Agreement and the Second Release Agreement;

(d)           Acknowledge that but for your execution of this Agreement and the Second Release Agreement, you would not be entitled to the Consideration;

(e)          Understand that, by entering into this Agreement, you do not waive rights or claims under ADEA that may arise after the date you execute this Agreement;

(f)         Had or could have the entire Review Period (as defined below) in which to review and consider this Agreement, and that if you execute this Agreement prior to the expiration of the Review Period, you have voluntarily and knowingly waived the remainder of the Review Period;

(g)          Have consulted with your attorney regarding the terms and effect of this Agreement; and

(h)          Have signed this Agreement knowingly and voluntarily.

6.           No Suit. You represent and warrant that you have not previously filed, and to the maximum extent permitted by law agree that you will not file, a complaint, charge or lawsuit against any of the Company Parties regarding any of the claims released herein. If, notwithstanding this representation and warranty, you have filed or file such a complaint, charge or lawsuit, you agree that you shall cause such complaint, charge or lawsuit to be dismissed with prejudice and shall pay any and all costs required in obtaining dismissal of such complaint, charge or lawsuit, including without limitation the attorneys’ fees of any of the Company Parties against whom you have filed such a complaint, charge, or lawsuit.

7.          No Re-Employment. You hereby agree to waive any and all claims to re-employment with the Company or any other member of the Company Group. You affirmatively agree not to seek further employment with the Company or any other member of the Company Group.

8.            Successors and Assigns. The provisions hereof shall inure to the benefit of your heirs, executors, administrators, legal personal representatives and assigns and shall be binding upon your heirs, executors, administrators, legal personal representatives and assigns.

9.           Severability. If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect. The illegality or unenforceability of such provision, however, shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

10.          Non-Disparagement; Press Release.

(a)         You agree that you will make no disparaging or defamatory comments regarding any member of the Company Group, Kohlberg Kravis and Roberts & Co. L.P. (“KKR”) and its affiliates, or their respective current or former directors, officers or employees in any respect. KKR is a third-party beneficiary to this Agreement with respect to this Section 10(a) and is entitled to the rights and benefits under this Section 10(a) and may enforce the provisions of this Section 10(a) as if it were a party hereto.

(b)         The Company agrees to promptly instruct (i) each officer and director of the Company and (ii) each employee of the Company or a member of the Company Group listed on Schedule II attached hereto to refrain from making any disparaging or defamatory comments regarding you in any respect.

(c)          The Company agrees to issue the press release agreed to by the parties (the “Press Release”). You agree that you will not make any statements, whether oral or written, regarding your employment with or separation of employment from the Company that are inconsistent with the Press Release or comment in any form on any other matter regarding the Company Group beyond what is stated in the Press Release. Notwithstanding the foregoing, you and the Company will be entitled to describe in general terms your responsibilities and roles while employed by the Company and that you and the Company mutually agreed to your separation from the Company.

(d)          Your obligations and those of the Company under this Section 10 shall not apply to disclosures required by applicable law, regulation or order of a court or governmental agency.

11.          Cooperation.

(a)         You agree that you will provide reasonable cooperation to the Company and/or any other member of the Company Group and its or their respective counsel in connection with any investigation, administrative proceeding or litigation relating to any matter that occurred or was pending during your employment. The Company agrees to reimburse you for reasonable out-of-pocket expenses incurred at the request of the Company with respect to your compliance with this Section 11(a).

(b)         You agree that, in the event you are requested or subpoenaed by any person or entity (including, but not limited to, any government agency) to give testimony or provide documents (in a deposition, court proceeding or otherwise) which in any way relates to the Company Group or your employment by the Company and/or any other member of the Company Group, you will give prompt notice of such request to the Company’s General Counsel, Andy Schiesl (or his successor or designee) and will make no disclosure until the Company and/or the other member of the Company Group have had a reasonable opportunity to contest the right of the requesting person or entity to such testimony or documents. You will reasonably cooperate with the Company in any such efforts including any resulting testimony or document production that is ultimately allowed, if any.

12.         Restrictive Covenants. You acknowledge that, in accordance with the terms of the Grant Documents (as defined in Schedule I attached hereto), you are subject to the restrictive covenants set forth on Appendix A of such Grant Documents, including, without limitation, the non-competition, non-solicitation, non-disparagement, confidentiality and intellectual property covenants therein and agree to comply at all time with the terms and conditions of such restrictive covenants, provided, that in each such Appendix A, the definition of “Business” is hereby amended in its entirety to read as follows: “Business” shall mean the business of the design, manufacture, sale, distribution and marketing of flow control, power tool, hoist and lifting equipment, or electric vehicle products or services, in either case of the type being manufactured and sold by the Company as of the Termination Date. Each such Appendix A (as modified by this Agreement) is hereby incorporated by reference into this Agreement.

13.        Return of Property. You agree that you will promptly return to the Company all property belonging to the Company and/or any other member of the Company Group, including but not limited to all proprietary and/or confidential information and documents (including any copies thereof) in any form belonging to the Company, cell phone, computer, keys, card access to the building and office floors, Employee Handbook, phone card, computer user name and password, disks and/or voicemail code; provided, that you shall be entitled to retain your cell phone once all proprietary and/or confidential information and documents belonging to the Company have been removed from such devices. Your cell phone account will be transferred to you promptly following the Termination Date. You further acknowledge and agree that the Company shall have no obligation to provide the Consideration referred to in Section 3 above unless and until you have returned all items requested by the Company to be returned within ten (10) days of such request.

14.         Company Remedies. In addition to any other rights or remedies the Company may have under law or equity, if you violate any of Sections 10 through 13 above, the Company has the right at its reasonable sole discretion to terminate its obligation to provide the payments and benefits set forth on Schedule I and/or comply with the Equity Treatment.

15.          Non-Admission. Nothing contained in this Agreement will be deemed or construed as an admission of wrongdoing or liability on the part of you or any member of the Company Group.

16.         Section 409A. You and the Company agree that the payments and/or benefits provided under this Agreement are intended to be exempt from or to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), to the extent necessary to avoid the incurrence of adverse tax consequences under Section 409A (including, for the avoidance of doubt, by requiring that the payment of any severance payments or benefits due hereunder be deferred until the date that is six months following the Termination Date, to the extent such delay is required to comply with Section 409A), and to the maximum extent permitted, this Agreement shall be interpreted to be consistent with such intent. Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A. Notwithstanding the foregoing, neither the Company, any member of the Company Group nor any of their employees or representatives shall have any liability to you to the extent that any payment or benefit hereunder is determined to be subject to any tax or interest under Section 409A.

17.        Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties hereto regarding the termination of your employment. Except as provided in this Agreement, this Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement.

18.          Taxes. The Company may withhold from any payments made under this Agreement all applicable taxes, including but not limited to income, employment, and social insurance taxes, as shall be required by law. You acknowledge and represent that the Company has not provided any tax advice to you in connection with this Agreement and have been advised by the Company to seek tax advice from your own tax advisors regarding this Agreement and payments and benefits that may be made to you pursuant to this Agreement.

19.        Governing Law; Jurisdiction. EXCEPT WHERE PREEMPTED BY FEDERAL LAW, THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH FEDERAL LAW AND THE LAWS OF THE STATE OF DELAWARE, APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN THAT STATE. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING UNDER OR IN CONNECTION WITH THIS AGREEMENT.

20.         Opportunity for Review and Acceptance. You have through the twenty-first (21st) day following the Execution Date (the “Review Period”) to review and consider this Agreement. To accept this Agreement, and the terms and conditions contained herein, prior to the expiration of the Review Period, you must execute and date this Agreement where indicated below and return the executed copy of this Agreement to the Company, to the attention of the Company’s General Counsel, Andy Schiesl. Notwithstanding anything contained herein to the contrary, this Agreement will not become effective or enforceable for a period of seven (7) calendar days following the date of its execution (the “Revocation Period”), during which time you may revoke your acceptance of this Agreement by notifying the General Counsel, in writing. To be effective, such revocation must be received by the Company no later than 5:00 p.m. Eastern Time on the seventh (7th) calendar day following its execution. Provided that this Agreement is executed and you do not revoke it, the eighth (8th) day following the date on which this Agreement is executed shall be its effective date. In the event of your failure to execute and deliver this Agreement prior to the expiration of the Review Period, or otherwise revoke this Agreement during the Revocation Period, this Agreement will be null and void and of no effect, and the Company will have no obligation hereunder.

21.         Indemnification; D&O Coverage. The Company Group and their respective successors and/or assigns, will indemnify, defend and hold you harmless to the fullest extent permitted by the certificate of incorporation and by-laws of the Company with respect to any claims that may be brought against you arising out of any action taken or not taken in your capacity as an officer or director of any member of the Company Group. In addition, you shall be covered as an insured in respect of your activities as an officer or director of any member of the Company Group by the directors and officers liability policy of the Company.

* * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth below.

INGERSOLL RAND INC.

By:	/s/ Andrew Schiesl
Name: Andrew Schiesl
Title: SVP & General Counsel

/s/ Emily Weaver
Emily Weaver
Dated: June 12, 2020

Schedule I

SEVERANCE PAYMENTS AND BENEFITS

Severance Payment and Timing:

An aggregate severance payment equal to $575,000 will be paid to you in equal bi-monthly installments of $23,958.33 each on the Company’s regular payroll schedule over the one (1)-year period following the Termination Date with payments starting on the first regularly scheduled payroll date following the Termination Date; provided, that any installment that would otherwise be paid prior to the effective date of the Second Release Agreement shall be deferred until the first regularly scheduled payroll date following the effective date of the Second Release Agreement.

Benefit Continuation:

Subject to a timely election of COBRA continuation coverage and your continued payment of your portion of the COBRA premiums, during the eighteen (18) month period following the Termination Date (or such earlier time that you commence employment with another employer and are eligible for group health plan coverage at such employer), you will receive continued group medical, dental and vision plan coverage under COBRA at active employee rates and the Company will pay the equivalent Company portion of your premiums for you and your eligible dependents (e.g., the full COBRA premium cost, less the employee contribution at active employee rates in effect at the time of such payment). If you become eligible for group health plan coverage under another employer’s plan, or if you otherwise cease to be eligible for COBRA coverage, you must immediately notify the Company, and the Company’s obligation to pay a portion of the COBRA premiums shall cease.

Outplacement Services:

The Company shall provide executive transition services from RiseSmart at the elite program level until the earlier of (A) twelve (12) months following the Termination Date, or (B) the date on which you secure full-time employment with a subsequent employer.

Reference Requests:

The Company will respond to reference requests by an employer or prospective employer. You agree to direct all reference requests to the Company’s Human Resources department. In response to a reference request, the Company shall provide only your dates of employment and job title.

Moving Expenses:

The Company shall provide reimbursement, up to an aggregate amount of $50,000 (the “Relocation Benefit”), for reasonable household goods and automobile moving expenses incurred by you after the Termination Date (subject to reasonable receipts and proof of expense) for your relocation outside of the Charlotte, North Carolina metropolitan area provided such relocation occurs no later than December 31, 2022. The amount of the Relocation Benefit provided for hereunder shall be reduced by the amount of any similar relocation benefits or reimbursements that would be provided or reimbursable to you under any subsequent employer’s (assuming you are re-employed prior to December 31, 2022) standard relocation policy or, if greater, for which the subsequent employer has agreed to provide or reimburse you.

Legal Fees:

The Company shall pay (as soon as reasonably practicable following the Company’s receipt of an invoice from you), to the extent permitted by law, all reasonable legal fees and expenses for advice and representation that you reasonably incurred as a result of evaluating and negotiating the terms of this Agreement (and the other documents referenced herein); provided, that the Company will not reimburse any amount in excess of $10,000.

MIP Bonus 2020:

Your participation in any Company bonus plan, including but not limited to the Management Incentive Plan (“MIP”), will cease as of the Termination Date. You will not be eligible for any incentive bonus under the MIP or otherwise in 2020.

Taxes:

All severance payments and benefits are subject to applicable withholdings per Section 18 of this Agreement.

Equity Treatment:

1.            Options.

(a)          Forfeiture; Vesting. You currently hold Options granted to you under the Company’s Amended and Restated 2017 Omnibus Incentive Plan (the “Omnibus Plan”) and the Stock Option Award Agreements dated as of December 4, 2019 (the “2019 Option Agreement”) and March 6, 2020 (the “2020 Option Agreement” and together with the 2019 Option Agreement, the “Option Agreements”), which will be unvested as of the Termination Date (the “Unvested Options”). Notwithstanding anything to the contrary in the Omnibus Plan or Option Agreements, and provided you continue to comply with the terms of this Agreement (including without limitation Sections 10 through 13 of this Agreement), (i) the Unvested Options granted under the 2019 Option Agreement will not be forfeited on the Termination Date and instead will continue to vest and become exercisable in accordance with the terms of the Omnibus Plan and 2019 Option Agreement as if you remained an employee of the Company until the final vesting date thereunder; and (ii) the Unvested Options granted under the 2020 Option Agreement that are scheduled to vest on the next two (2) vesting dates following the Termination Date will not be forfeited on the Termination Date and instead will continue to vest in accordance with the terms of the Omnibus Plan and the 2020 Option Agreement as if you remained an employee of the Company until the second (2nd) vesting date and all of the other Unvested Options under the 2020 Option Agreement will be automatically forfeited on the Termination Date.

(b)          Exercise Period. Notwithstanding anything to the contrary in the Omnibus Plan or the Option Agreements, and provided you continue to comply with the terms of this Agreement (including without limitation Sections 10 through 13 of this Agreement), you may elect to exercise any vested Options granted under the Omnibus Plan pursuant to the Option Agreements (including any Unvested Options that vest after the Termination Date consistent with paragraph 1 above) (i) with respect to the 2019 Option Agreement, until December 4, 2024, or until the expiration date of the Options (if earlier) as set forth in the 2019 Option Agreement, and (ii) with respect to the 2020 Option Agreement, until December 4, 2023, or until the expiration date of the Options (if earlier) as set forth in the 2020 Option Agreement.

2.           Restricted Stock Units. You currently hold RSUs granted to you under the Omnibus Plan and the RSU Award Agreements dated as of December 4, 2019 (the “2019 RSU Agreement”), March 6, 2020 (for 4-year vesting RSUs) (the “2020 RSU Agreement”) and March 6, 2020 (for 2-year vesting RSUs) (the “2020 Additional RSU Agreement,” and together with the 2019 RSU Agreement and the 2020 RSU Agreement the “RSU Agreements”), which will be unvested as of the Termination Date (the “Unvested RSUs”). Notwithstanding anything to the contrary in the Omnibus Plan or RSU Agreements, and provided you continue to comply with the terms of this Agreement (including without limitation Sections 10 through 13 of this Agreement), (i) the Unvested RSUs under the 2019 RSU Agreement and the 2020 Additional RSU Agreement will not be forfeited on the Termination Date and will continue to vest in accordance with the terms of the Omnibus Plan and the 2019 RSU Agreement or 2020 Additional RSU Agreement, as applicable, as if you remained an employee of the Company until the final vesting date thereunder, and (ii) the Unvested RSUs under the 2020 RSU Agreement that are scheduled to vest on the next two (2) vesting dates following the Termination Date will not be forfeited on the Termination Date and instead will continue to vest in accordance with the terms of the Omnibus Plan and the 2020 RSU Agreement as if you remained an employee of the Company until the second (2nd) vesting date and all of the other Unvested RSUs under the 2020 RSU Agreement will be automatically forfeited on the Termination Date.

3.          Performance Stock Units. You currently hold PSUs granted to you under the Omnibus Plan and the PSU Award Agreement dated as of March 6, 2020 (the “PSU Agreement” and, together with the Omnibus Plan, the Option Agreements and the RSU Agreements, the “Grant Documents”), which will be unvested as of the Termination Date (the “Unvested PSUs”). All Unvested PSUs will cease vesting and will be forfeited for no consideration as of the Termination Date, in accordance with the terms of the PSU Agreement.

4.            Vesting Schedule. For reference, a table that describes the vesting schedule applicable to the Options and RSUs that will continue to vest pursuant to the terms of this Agreement (without taking into account any potential forfeitures of such awards pursuant to the terms of this Agreement or the applicable Grant Documents, as modified by paragraphs 1 to 3 above) is set forth on Exhibit B to this Agreement. In the event of any conflict between the information in such table and this Agreement or the applicable Grant Documents, this Agreement and the applicable Grant Documents (as modified by paragraphs 1 to 3 above) will control.